                                                   Filed by PLATO Learning, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Lightspan, Inc.
                                                   Commission File No. 000-29347
                                           Press Release dated September 9, 2003


In connection with the merger, PLATO Learning, Inc. ("PLATO") will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of Lightspan, Inc. ("Lightspan") and PLATO for a meeting of Lightspan's shareholders to consider and vote upon the proposed merger and for a meeting of PLATO's shareholders to consider and vote upon the issuance of shares of PLATO in the proposed merger. The registration statement will also serve as a prospectus of PLATO with respect to the shares of PLATO to be distributed to shareholders of Lightspan pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLATO, LIGHTSPAN, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both PLATO and Lightspan file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by PLATO or Lightspan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PLATO's and Lightspan's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PLATO, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO's or Lightspan's directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO officers and directors is included in PLATO's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Lightspan's business will not be integrated successfully with that of PLATO, costs related to the merger, risks relating to technology and product development, market acceptance, intellectual property rights, litigation and other risks identified in PLATO's and Lightspan's filings with the Securities and Exchange Commission. PLATO and Lightspan are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

On September 9, 2003 PLATO and Lightspan issued the following joint press release:



                                      * * *

[PLATO LEARNING(R) LOGO]                             [LIGHTSPAN(TM) LOGO]

_____________________________________________________FOR IMMEDIATE RELEASE

JOHN MURRAY, PRESIDENT & CEO                         JOHN KERNAN, CHAIRMAN & CEO
GREG MELSEN, CFO                                     MICHAEL A. SICURO, CFO
STEVE SCHUSTER, VP & TREASURER                       858.824.8000
952.832.1000


                            PLATO LEARNING, INC. AND
                          LIGHTSPAN, INC. PLAN TO MERGE

MINNEAPOLIS, MN AND SAN DIEGO, CA -- SEPTEMBER 9, 2003 -- PLATO Learning, Inc. (NASDAQ: TUTR), a leading provider of K-Adult computer-based and e-learning solutions, today announced that it has signed an Agreement and Plan of Merger with Lightspan, Inc. (NASDAQ: LSPND), a leading provider of curriculum-based educational software and online products and services used in schools, at home and in community colleges. The merger will allow PLATO Learning to offer two strong and complimentary brands that will significantly enhance its K-12 district-level and post-secondary selling efforts.

Pursuant to the merger, PLATO Learning will acquire all the shares of publicly-held Lightspan in exchange for shares of PLATO Learning common stock. The definitive exchange ratio is based on the volume-weighted average of the closing price of PLATO Learning common stock for the 15 trading days prior to the closing date. Depending on the definitive exchange ratio, Lightspan's shareholders will own between 28% and 33% of the fully-diluted outstanding shares of PLATO Learning following the transaction. For example, assuming the value of a PLATO Learning common share is greater than $7.89 per share, approximately 6.5 million shares of PLATO Learning common stock will be issued based on an exchange ratio of 1.330 shares of PLATO Learning common stock for each share of Lightspan common stock. If the weighted average value of a PLATO Learning common share declines below $7.89 per share, the exchange ratio could increase to a maximum of 1.685 shares of PLATO Learning common stock for each share of Lightspan common stock. The transaction requires and is subject to the approval by both PLATO Learning and Lightspan stockholders and certain regulatory clearances, including the effectiveness of a registration statement registering the common stock to be issued to Lightspan stockholders and other customary closing conditions. Lehman Brothers is acting as financial advisor to PLATO Learning in this transaction, while Lightspan is advised by U.S. Bancorp Piper Jaffray and Pacific Capital Partners.

Lightspan generated revenues of $50.0 million in its fiscal year ended January 31, 2003. The merger is expected to be modestly dilutive to PLATO Leaning's earnings per share in PLATO Learning's fiscal year ending October 2004, particularly in the earlier quarters of the fiscal year. Earnings per share will be impacted by non-cash charges for amortization of intangible assets created as a result of the transaction. The transaction is expected to be accretive to earnings in 2004 excluding these charges, and is expected to be accretive to reported earnings in PLATO Learning's fiscal year ending October 2005.

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

The combination of Lightspan and PLATO Learning creates a significant elementary product offering with potent brand recognition. It also unites Lightspan's Academic Systems products with PLATO Learning's community college products to establish the largest provider of on-line content for under-prepared college students. In addition, the merger of sales forces will provide critical mass for servicing elementary, secondary, district level, and colleges across all product lines and services. We believe these advantages, plus the elimination of significant duplicate costs, will provide greater earnings and cash flow potential for the combined company, and ultimately greater valuation.

John Murray, President and Chief Executive Officer of PLATO Leaning, said, "PLATO Learning will emerge as a stronger, leading provider of products and services to the K-12 market following the merger with Lightspan. Already the leader in secondary schools, we will be the solid number two player in elementary with an opportunity to compete for the number one spot. Recently emerging as an enterprise-wide solutions provider at the district level, we will be even better positioned with strong assessment systems from Lightspan's eduTest in combination with our existing Princeton Review partnership. We will also clearly be the leader in the post-secondary market.

Mr. Murray added, "Accountability and Assessment systems are becoming more crucial to the compliance with and success of the No Child Left Behind (NCLB) legislation. Lightspan's eduTest has been growing rapidly and is among the leaders in private label assessment systems. While our recent sales traction of the Princeton Review products has been good, the addition of eduTest will make these systems an integral part of our product offering. Bringing together two strong brands and having the ability to leverage two overlapping installed bases will serve to the benefit of all current and prospective customers.

Additionally, we believe the transaction has the potential to offer substantial value creation for the shareholders of both companies and that the merger will improve PLATO Learning's liquidity and trading fundamentals, create a stronger public company with better capital markets access, improve our stock as an acquisition currency, and enhance the ability to attract additional research sponsorship and a larger investor base."

Lightspan founder, Chairman and Chief Executive Officer, John Kernan will remain active as a Board member of the combined companies and will be involved in the integration of the entities under a two year consulting and non-competition agreement. He will also serve as a consultant to Mr. Murray to ensure the smooth transition of Lightspan's operations to PLATO Learning's management team and to assist with the transparent transition to Lightspan's clients and shareholders. Mr. Kernan commented, "The combined entity will have a distinct and significant strategic advantage, as well as financial strength and profitability. This announcement is truly exciting for the schools, teachers and students who benefit from our respective products and services."

CONFERENCE CALL
A conference call to discuss this announcement is scheduled for Wednesday, September 10, 2003 at 8:00 AM (CDT). The dial-in number for this call is 1-877-775-1746. Please call about ten minutes prior and inform the operator you are participating in PLATO Learning, Inc.'s call. Should you be unable to attend the live conference call, a recording will be available to you from 10:00 a.m. on September 10, 2003 through midnight September 17, 2003. To access the recording call: 1-800-642-1687. At the prompt, enter pass code number 2735680.

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ABOUT PLATO LEARNING
PLATO Learning, Inc. is a leading provider of computer-based and e-learning instruction for Kindergarten through adult learners, offering curricula in reading, writing, math, science, social studies, and life and job skills. The company also offers innovative online assessment and accountability solutions and standards-based professional development services. With over 4,000 hours of objective-based, problem-solving courseware, plus assessment, alignment and curriculum management tools, we create standards-based curricula that facilitate learning and school improvement.

With trailing 12-month revenues of about $78 million, PLATO Learning, Inc. is a publicly held company traded as TUTR on the NASDAQ-NMS. PLATO(R) Learning educational software is marketed to K-12 schools, colleges, job training programs, correctional institutions, military education programs, corporations and individuals and delivered via networks, CD-ROM, the Internet and private intranets. It is available for immediate purchase and electronic download on the Company's Web site.

PLATO Learning is headquartered at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, (952) 832-1000 or (800) 869-2000. The Company has domestic offices throughout the United States and international offices in the United Kingdom and Canada. International distributors are located in Puerto Rico, Singapore, South Africa and the United Arab Emirates. The Company's Web address is http://www.plato.com.

ABOUT LIGHTSPAN
Lightspan, Inc. (Nasdaq: LSPND), provides curriculum-based educational software and on-line products and services that increase student achievement and enhance teacher professional development. These products are used in schools and homes and align to all key federal education reform initiatives, offering school districts a complete solution to assess, align, instruct and evaluate, as a comprehensive achievement and accountability system. More than 1,000 independent studies prove Lightspan products enhance student achievement, improve teacher effectiveness and help build stronger connections with families.

Lightspan, Inc. is headquartered at 10140 Campus Point Drive, San Diego, California 92121, (858) 824-8000. The Company's Web address is http://www.lightspan.com.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Plato Learning and Lightspan. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Plato Learning and Lightspan at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Plato Learning by directing such request to Plato Learning, Steve Schuster, tel: (952) 832-1502; e-mail: sschuster@plato.com. The joint proxy statement/prospectus and such other documents may also be obtained from Lightspan by directing such request to Lightspan, Lynne Goldacker, tel: (858) 824.8210; e-mail: lgoldacker@lightspan.com

PLATO Learning, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO Learning and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO Learning's or Lightspan's directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO Learning officers and directors is included in PLATO Learning's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003. These proxy statements are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Lightspan and PLATO Learning.


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




This announcement includes forward-looking statements. PLATO Learning and Lightspan have based these forward-looking statements on its current expectations and projections about future events. Although PLATO Learning and Lightspan believe that the assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. PLATO Learning and Lightspan undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward looking statements made are subject to the risks and uncertainties as those described in the PLATO Learning and Lightspan Annual Reports on Form 10-K for the years ended October 31, 2002 and January 31, 2003, respectively. Actual results may differ materially from anticipated results.

(R) PLATO is a registered trademark of PLATO Learning, Inc.
(R) Lightspan is a registered trademark of Lightspan, Inc.


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